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                                  EXHIBIT 99.12

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350
                             AS ADOPTED PURSUANT TO
                 SECTION 906 OF THE SARBANES - OXLEY ACT OF 2002


     In connection with the annual report of Kinross Gold Corporation (the "Company") on Form 40-F for the year ended December 31, 2003, Robert M. Buchan hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of his knowledge:

     1. The annual report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

     2. The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.



April 30, 2004                 /s/ Robert M. Buchan
                               ----------------------------------------------
    (Date)                     Robert M. Buchan (principal executive officer)